UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. __)*

                        OGDEN, MCDONALD & COMPANY
                        -------------------------
                            (Name of Issuer)

                       Common Stock, No Par Value
                      ------------------------------
                      (Title of Class of Securities)

                              676453 10 3
                             --------------
                             (CUSIP Number)

                           Jon D. Sawyer, P.C.
           1401 17th Street, Suite 460, Denver, Colorado 80202
                             (303) 295-2355
       --------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              July 22, 1996
         ------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box.---

Check the following box if a fee is being paid with the statement.-X-
(A fee is not required only if the reporting person: (1) has a previous state-ment on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment sub-sequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D

     CUSIP No.  676453 10 3

1    NAME OF REPORTING PERSON                        Petromoly Capital
                                                     Partners

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP                                         (a)  -X-
                                                     (b)  ---
3    SEC USE ONLY

4    SOURCE OF FUNDS                                 00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      ---

6    CITIZENSHIP OR PLACE OF ORGANIZATION            Texas

     NUMBER OF SHARES BENEFICIALLY OWNED
     BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER                               12,500,000

8    SHARED VOTING POWER                             -0-

9    SOLE DISPOSITIVE POWER                          12,500,000

10   SHARED DISPOSITIVE POWER                        -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                        12,500,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)
     EXCLUDES CERTAIN SHARES                         ---

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                        78.1%

14   TYPE OF REPORTING PERSON                        PN

                              SCHEDULE 13D

     CUSIP No.  676453 10 3

1    NAME OF REPORTING PERSON                        Gilbert Gertner

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP                                         (a)  -X-
                                                     (b)  ---
3    SEC USE ONLY

4    SOURCE OF FUNDS                                 00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      ---

6    CITIZENSHIP OR PLACE OF ORGANIZATION            United States

     NUMBER OF SHARES BENEFICIALLY OWNED
     BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER                               540,000

8    SHARED VOTING POWER                             11,250,000

9    SOLE DISPOSITIVE POWER                          540,000

10   SHARED DISPOSITIVE POWER                        11,250,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                        11,790,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)
     EXCLUDES CERTAIN SHARES                         -X-

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                        71.2%

14   TYPE OF REPORTING PERSON                        IN

                              SCHEDULE 13D

     CUSIP No.  676453 10 3

1    NAME OF REPORTING PERSON                        Robert Goldberg

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP                                         (a)  -X-
                                                     (b)  ---
3    SEC USE ONLY

4    SOURCE OF FUNDS                                 00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      ---

6    CITIZENSHIP OR PLACE OF ORGANIZATION            United States

     NUMBER OF SHARES BENEFICIALLY OWNED
     BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER                               60,000

8    SHARED VOTING POWER                             1,250,000

9    SOLE DISPOSITIVE POWER                          60,000

10   SHARED DISPOSITIVE POWER                        1,250,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                        1,310,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)
     EXCLUDES CERTAIN SHARES                         -X-

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                        8.2%

14   TYPE OF REPORTING PERSON                        IN

ITEM 1.   SECURITY AND ISSUER.

          This Schedule relates to Shares of Common Stock, no par value ("Shares"), of Ogden, McDonald & Company, a Colorado corporation (the "Issuer"), whose principal executive offices are located at 1300 Post Oak Boulevard, 9th Floor, Houston, Texas 77056.

ITEM 2.   IDENTITY AND BACKGROUND.

          This Schedule is filed by Petromoly Capital Partners ("PCP"), a Texas general partnership, with its principal offices located at 1300 Post Oak Boulevard, 9th Floor, Houston, Texas 77056; Gilbert Gertner, whose business address is 1300 Post Oak Boulevard, 9th Floor, Houston, Texas 77056; and Robert Goldberg, whose residence address is 15010 Falling Creek, Houston, Texas 77068.

          The partners of PCP are Gilbert Gertner, who owns a 90% interest in PCP and Robert Goldberg, who owns 10% of PCP.

          Gilbert Gertner and Robert Goldberg are United States citizens.

          During the last five years, neither PCP, Gilbert Gertner nor Robert Goldberg have been (I) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoin-ing future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of any such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          No funds were directly expended in the acquisition of the Issuer's Shares.

          The Shares were issued to PCP pursuant to an Agreement dated July 22, 1996 (the "Agreement"), by which the Issuer acquired all of the outstanding stock of Worldwide Petromoly Corporation ("Petromoly"). The Shares were issued to PCP in exchange for the stock of Petromoly stock held by it.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Shares were acquired by PCP in exchange for its Shares of Petromoly, and were acquired for investment purposes. PCP will monitor its investment in the Issuer and will determine the most appropriate action to take. The Shares were issued to PCP in a private transaction pursuant to
Section 4(2) of the Securities Act of 1933, as amended, and thus the resale of the Shares is restricted.

          Pursuant to the terms of the Agreement, effective on the closing of the transaction, all of the persons who were previously officers and directors of the Issuer resigned. Gilbert Gertner became Chairman of the Board and a Director of the Issuer; Robert Goldberg became President and a Director of the Issuer; and Lance Rosmarin became Secretary and a Director of the Issuer.

            On July 23, 1996, the Issuer's newly constituted Board of Directors granted stock options under the Issuer's Stock Option Plan to Gilbert Gertner, who received options to purchase 540,000 Shares of Common Stock, and Robert Goldberg, who received an option to purchase 60,000 Shares of Common Stock. The options granted are exercisable at $2.00 per Share, are fully vested, and expire on July 23, 2001.

          Except as described above, neither PCP, Gilbert Gertner nor Robert Goldberg have formulated any plans or proposals which would result in any: (I) acquisition or disposition of additional securities of the Issuer; (ii) extraordinary corporate transaction; (iii) sale or transfer of a material amount of the Issuer's assets; (iv) change in the present board of directors or the management of the Issuer; (v) material change in the present capitalization or dividend policy of the Issuer; (vi) other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter or bylaws or otherwise take actions which may impede the acquisition of control of the Issuer by any person; (viii) reclassification or a recapitalization of the Issuer's securities; or (ix) termination of the Issuer's registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) (i) As of the date of this filing, PCP beneficially owns 12,500,000 Shares through PCP's direct ownership of such Shares pursuant to the Agreement. The Shares acquired by PCP represent 78.1% of the outstanding Shares of the Issuer.

               (ii) As of the date of this filing, Gilbert Gertner beneficially owns 11,790,000 Shares through his 90% ownership of PCP and options held by him to purchase 540,000 Shares. Mr. Gertner disclaims beneficial ownership of 1,250,000 of the Shares held by PCP. The Shares beneficially held by Mr. Gertner represent 71.2% of the outstanding Shares of the Issuer.

               (iii) As of the date of this filing, Robert Goldberg bene-ficially owns 1,310,000 Shares through his 10% ownership of PCP and options held by him to purchase 60,000 Shares. Mr. Goldberg disclaims beneficial ownership of 11,250,000 of the Shares held by PCP. The Shares beneficially held by Mr. Goldberg represent 8.2% of the outstanding Shares of the Issuer.

          (b) (i) PCP has the sole power to vote or direct the vote of all 12,500,000 Shares held by it. PCP also has the sole power to dispose or direct the disposition or assignment of such Shares. Gilbert Gertner and Robert Goldberg are considered to hold shared voting and dispositive power with respect to the Shares held by PCP. However, they disclaim beneficial ownership beyond their respective percentage interests in PCP.

               (ii) Gilbert Gertner has sole power to vote or direct the vote of the 540,000 Shares underlying his options to purchase such number of Shares. He also has the sole power to dispose or direct the disposition or assignment of the 540,000 Shares underlying his options. In addition, Mr. Gertner is considered to hold shared voting and dispositive power over the 12,500,000 Shares held by PCP as a result of his relationship as a general partner of PCP, but disclaims beneficial ownership of 1,250,000 of such Shares.

               (iii) Robert Goldberg has sole power to vote or direct the vote of the 60,000 Shares underlying his options to purchase such number of Shares. He also has the sole power to dispose or direct the disposition or assignment of the 60,000 Shares underlying his options. In addition, Mr. Goldberg is considered to hold shared voting and dispositive power over the 11,250,000 Shares held by PCP as a result of his relationship as a general partner of PCP, but disclaims beneficial ownership of 1,250,000 of such Shares.

          (c)  Not applicable.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except for those matters disclosed herein, neither PCP, Gilbert Gertner nor Robert Goldberg have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1 Agreement dated July 22, 1996 between Ogden, McDonald & Company and Worldwide Petromoly Corporation

                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    PETROMOLY CAPITAL PARTNERS

Dated: August 7, 1996               By/s/ Gilbert Gertner
                                      Gilbert Gertner, General Partner

Dated: August 7, 1996               /s/ Gilbert Gertner
                                    Gilbert Gertner

Dated: August 7, 1996               /s/ Robert Goldberg
                                    Robert Goldberg